                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         THE YANKEE CANDLE COMPANY, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    984757104
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                            JOAN BARKHORN HASS, ESQ.
                                NIXON PEABODY LLP
                      101 FEDERAL STREET, BOSTON, MA 02110
                                 (617) 345-1115
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 6, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box. / /

           NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 984757104                   13D                 Page  2  of  6  Pages
          ---------                                                   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Michael J. Kittredge
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                  4,059,840
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     4,059,840
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        4,059,840
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        7.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
        IN
-------------------------------------------------------------------------------

CUSIP No. 984757104                   13D                 Page  3  of  6  Pages
          ---------                                                   ---


ITEM 1.  SECURITY AND ISSUER.

           This Statement on Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation ("Yankee Candle"). The principal executive offices of Yankee Candle are located at 102 Christian Lane, Whately, MA 01093.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this Statement is Michael J. Kittredge ("Mr. Kittredge"). Mr. Kittredge was the founder of Yankee Candle and is Chairman of Yankee Candle's Board of Directors. Mr. Kittredge is a U.S. citizen, and his address is 203 South Beach Road, Hobe Sound, Florida 33455.

           During the last five years Mr. Kittredge has been neither (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On April 27, 1998, Mr. Kittredge, as sole stockholder, sold 449.9782 shares of Yankee Candle common stock, no par value per share ("Old Yankee Candle Stock"), to Yankee Candle Holdings Corp., a Delaware corporation ("Yankee Candle Holdings") for $180,000,000. Mr. Kittredge retained ownership of 49.9976 shares of Old Yankee Candle Stock. On July 6, 1999, Yankee Candle was reorganized (the "Reorganization") pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement"), in contemplation of an initial public offering. Pursuant to the Reorganization Agreement, Yankee Candle Holdings transferred
449.9782 shares of Old Yankee Candle Stock to Yankee Candle in exchange for 43,545,479 shares of Common Stock and options to purchase 554,521 shares of Common Stock. Pursuant to a related Share Exchange Agreement (the "Share Exchange Agreement"), Mr. Kittredge transferred 49.9976 shares of Old Yankee Candle Stock to Yankee Candle in exchange for 4,900,000 shares of Common Stock.

           The foregoing description of the Reorganization Agreement and the Share Exchange Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Reorganization Agreement and the Share Exchange Agreement, which are attached as Exhibits 1 and 2, respectively, to this Statement on Schedule 13D and are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

           Mr. Kittredge acquired the shares of Common Stock in the Reorganization, as more fully described in Item 3, in contemplation of an initial public offering of Common Stock by Yankee Candle. On July 7, 1999, Mr. Kittredge sold 840,160 shares of Common Stock in the initial public offering, at the initial public offering price of $18.00 per share.

CUSIP No. 984757104                   13D                 Page  4  of  6  Pages
          ---------                                                   ---


           Except as set forth above, Mr. Kittredge has no plans or proposals which relate to or would result in the types of transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           As of July 7, 1999:

                  (a)      Amount beneficially owned: 4,059,840 shares of Common
                           Stock
                  (b)      Percent of class: 7.4%
                  (c)      Number of shares as to which Mr. Kittredge has:
                           (i)      Sole power to vote or to direct the vote:
                                    4,059,840
                           (ii)     Shared power to vote or to direct the vote:
                                    None
                           (iii) Sole power to dispose or to direct the disposition of: 4,059,840
                           (iv) Shared power to dispose or to direct the disposition of: None

           Except as described in Item 3, there have been no transactions in shares of Common Stock by Mr. Kittredge during the 60-day period prior to the date of this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Stockholder's Agreement, dated as of April 27, 1998 (the "Kittredge Agreement"), between Yankee Candle and Mr. Kittredge, Mr. Kittredge may participate proportionately in any sale by Forstmann Little & Co. Equity Partnership-V, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. (together, the "Forstmann Partnerships") of all or a portion of the shares held by the Forstmann Partnerships to any person who is not a partner or affiliate of the Forstmann Partnerships. In addition, Mr. Kittredge is entitled and required to participate proportionately in a public offering of shares of Common Stock by the Forstmann Partnerships, by selling the same percentage of his shares of Common Stock that the Forstmann Partnership sell in such a public offering. The sale of shares of Common Stock in such a transaction must be for the same price and otherwise on the same terms and conditions as the sale by the Forstmann Partnerships. If the Forstmann Partnerships sell or exchange all or a portion of their Common Stock in a bona fide arm's-length transaction, the Forstmann Partnerships may require Mr. Kittredge to sell a proportionate amount of his shares of Common Stock for the same price and on the same terms and conditions as the sale of Common Stock by the Forstmann Partnerships, and if stockholder approval of the transaction is required, to vote his shares of Common Stock in favor of the sale or exchange.

CUSIP No. 984757104                   13D                 Page  5  of  6  Pages
          ---------                                                   ---



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement and Plan of Reorganization, dated July 2, 1999, between Yankee Candle and Yankee Candle Holdings, and the exhibits thereto, which was filed as Exhibit 1 to the Statement on 13D relating to the Common Stock of Yankee Candle, filed by the Forstmann Partnerships, and which is incorporated herein by reference.

Exhibit 2: Share Exchange Agreement dated July 2, 1999 by and between Yankee Candle and Mr. Kittredge.

Exhibit 3: Stockholders Agreement, dated as of April 27, 1998, between Yankee Candle and Mr. Kittredge, which was filed as Exhibit 10.6 to Yankee Candle's Registration Statement on Form S-1 (File No. 333-76397) and which is incorporated herein by reference.

CUSIP No. 984757104                     13D               Page  6  of  6  Pages
          ---------                                                   ---


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                     /s/ Michael J. Kittredge
                                    ----------------------------------
                                    Michael J. Kittredge


Date:   July 16, 1999